UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ) 04.032.433/0001 -80
Corporate Registry ID (NIRE) 33300275410
Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JULY 29, 2008

I. DATE, TIME AND PLACE: On July 29, 2008, at 10:30 am, at Contax Participações S/A’s headquarters located at Rua do Passeio, 48 a 56, parte, Centro, in the city and state of Rio de Janeiro. II. CALL NOTICE: The call notice was individually sent to the Board Members. III. ATTENDANCE: All the members of the Board were present. IV. PRESIDING BOARD: Chairman: Mr. Fernando Antonio Pimentel Melo, and Secretary: Mrs. Luciene Sherique Antaki. V. AGENDA: (1) Election of the chairman of the Board of Directors; (2) Results of 2nd quarter of 2008. VI. RESOLUTIONS: Item 1: Consequent to the Extraordinary Shareholders’ Meeting held on June 17, 2008, in which the new members of the Board of Directors were elected to hold office till the Annual Shareholders’ Meeting of 2009, the Board members unanimously decided to nominate Mr. Fernando Antonio Pimentel Melo as the Chairman of the Board. Item 2: The Company’s results for the second quarter of 2008 were presented and the matters raised by Board members were clarified and, finally, their disclosure to the market was authorized. VI. CLOSURE: There being no further business to discuss, the meeting was adjourned with the draw up of these minutes, which were read, approved and signed by all attending Board Members. Rio de Janeiro, July 29, 2008. Signatures: Fernando Antonio Pimentel Melo (Chairman); Pedro Jereissati; Carlos Jereissati; Cristina Anne Betts; Alexandre Silva Macedo (deputy); Flavio Eduardo Sznajder; Rafael Andrade da Cunha Pereira; Antonio Adriano Silva; Erik Persson; Sergio Francisco da Silva; Leonardo Vital Brazil Teixeira; Isabel S. Ramos Kemmelmeier. This is a free translation of the original document drawn up in the Company’s records.

Luciene Sherique Antaki
Secretary

MINUTES OF THE BOARD OF DIRECTORS’ MEETING - CONTAX PARTICIPAÇÕES S.A.
JULY 29, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.